Orbis SA

Warsaw, 2009-06-08

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section
JUN 29 2009
Washington, DC
122

OSA/AH-4/51/2009

Ref.: 82-5025

09046445

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 16/2009.
Best regards

Ireneusz Węglowski

Vice-President

dw 7/8

82 - 5025

Current report no. 16/2009
June 4, 2009

Subject: major blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that today it has received a Notification from BZ WBK AIB Asset Management S.A. with the wording as in the attached file.

WBK Asset Management

BZ WBK AIB
Asset Management S.A.
pl. Wolności 16, 61-739 Poznań
telefon (+ 48) 61 851 92 68
fax (+ 48) 61 853 33 87

Professional secret of the financial market

L.dz. BZ WBK AIB AM SA / PF38/09

Mr. Jean-Philippe Savoye
President of the Management Board
Orbis Spółka Akcyjna
ul. Bracka 16
00-028 Warsaw

Poznań, June 3, 2009

Mr. President,

Pursuant to Article 69 section 1 point 1 in connection with Article 87 section 1 point 3 letter b) of the Act of July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies (Official Journal "Dz.U." No 184, item 1539, as subsequently amended), BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań hereby notifies that as a result of share acquisitions on May 29, 2009 the Company's clients have become holders of shares that carry more than 25% of the total number of votes at the general meeting of shareholders of the public company Orbis S.A.

Before the increase in the shareholding referred to above, clients of BZ WBK AIB Asset Management S.A., whose accounts are covered by management agreements, held 11,479,630 company shares, accounting for 24.91% of the share capital. These shares carried 11,479,630 votes at the general meeting of shareholders, which accounts for 24.91% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

On May 29, 2009, clients of BZ WBK AIB Asset Management S.A., whose accounts are covered by management agreements, held a total number of 11,599,630 company shares, accounting for 25,17% of the share capital. These shares carried 11,599,630 votes at the general meeting of shareholders, which accounts for 25,17% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

BZ WBK AIB
Asset Management S.A.

pl. Wolności 16, 61-739 Poznań
telefon (+ 48) 61 851 92 68
fax (+ 48) 61 853 33 87

Furthermore, BZ WBK AIB Asset Management S.A. informs that BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with its registered address in Poznań, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), has commissioned the management of investment portfolios of investment funds of which Towarzystwo is the governing body (hereinafter the "Funds") to the company BZ WBK AIB Asset Management S.A. Therefore, in case the Funds hold Orbis S.A. shares, BZ WBK AIB Asset Management S.A. is obligated to provide for such shares in the notification.

Best regards

K. Fabrykiewicz

Krzysztof Fabrykiewicz
Director
Middle Office